Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DCT Industrial Trust Inc.:

We consent to the use of our report dated February 29, 2008, except as to the 2007 information in paragraph 59 of note 2, paragraph 9 of note 3, paragraph 3 of note 7, paragraph 7 of note 9, note 11, paragraphs 3, 5, 9, and 10 of note 12, paragraph 1 of note 14, note 15, and note 16, which are as of February 26, 2010, with respect to the consolidated statements of operations, stockholders’ equity, comprehensive income (loss) and noncontrolling interests, and cash flows of DCT Industrial Trust Inc. and subsidiaries for the year ended December 31, 2007, incorporated by reference herein.

/s/ KPMG LLP

Denver, Colorado

May 10, 2010